**Mercedes-Benz Auto Receivables Trust 2023-2**
**Investor Report**
Collection Period Ended          30-Jun-2024

Amounts in USD

## Dates

| | | |
|---|---|---|
| Collection Period No. | 9 | |
| Collection Period (from... to) | 1-Jun-2024 | 30-Jun-2024 |
| Determination Date | 11-Jul-2024 | |
| Record Date | 12-Jul-2024 | |
| Distribution Date | 15-Jul-2024 | |
| Interest Period of the Class A-1 Notes (from... to) | 17-Jun-2024 | 15-Jul-2024 | Actual/360 Days | 28 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Jun-2024 | 15-Jul-2024 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 292,010,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 467,620,000.00 | 396,778,989.14 | 364,465,292.63 | 32,313,696.51 | 69.102469 | 0.779405 |
| Class A-3 Notes | 467,620,000.00 | 467,620,000.00 | 467,620,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 83,110,000.00 | 83,110,000.00 | 83,110,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,310,360,000.00** | **947,508,989.14** | **915,195,292.63** | **32,313,696.51** | | |
| | | | | | | |
| Overcollateralization | 33,622,415.40 | 33,599,560.39 | 33,599,560.39 | | | |
| Adjusted Pool Balance | 1,343,982,415.40 | 981,108,549.53 | 948,794,853.02 | | | |
| Yield Supplement Overcollateralization Amount | 76,016,708.61 | 54,006,841.89 | 51,799,321.66 | | | |
| **Pool Balance** | **1,419,999,124.01** | **1,035,115,391.42** | **1,000,594,174.68** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 33,622,415.40 | 2.50% |
| Target Overcollateralization Amount | 33,599,560.39 | 2.50% |
| Current Overcollateralization Amount | 33,599,560.39 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 5.920000% | 1,957,443.01 | 4.185969 | 34,271,139.52 | 73.288438 |
| Class A-3 Notes | 5.950000% | 2,318,615.83 | 4.958333 | 2,318,615.83 | 4.958333 |
| Class A-4 Notes | 6.010000% | 416,242.58 | 5.008333 | 416,242.58 | 5.008333 |
| **Total** | | **$4,692,301.42** | | **$37,005,997.93** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 33,120,449.71 | (1) Total Servicing Fee | 862,596.16 |
| Interest Collections | 5,845,669.86 |     Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 440,532.63 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 578,124.36 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 4,692,301.42 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 179,586.93 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **40,164,363.49** | (6) Regular Principal Distributable Amount | 32,313,696.51 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **40,164,363.49** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 2,295,769.40 |
| | | **Total Distribution** | **40,164,363.49** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 862,596.16 | 862,596.16 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 4,692,301.42 | 4,692,301.42 | 0.00 |
|     thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2 Notes | 1,957,443.01 | 1,957,443.01 | 0.00 |
|     thereof on Class A-3 Notes | 2,318,615.83 | 2,318,615.83 | 0.00 |
|     thereof on Class A-4 Notes | 416,242.58 | 416,242.58 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-2  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|     thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 4,692,301.42 | 4,692,301.42 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 32,313,696.51 | 32,313,696.51 | 0.00 |
| Aggregate Principal Distributable Amount | 32,313,696.51 | 32,313,696.51 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,359,956.04 |
| Reserve Fund Amount - Beginning Balance | 3,359,956.04 |
| plus/minus change to meet Reserve Fund Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 13,797.57 |
| minus Net Investment Earnings | 13,797.57 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,359,956.04 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 13,797.57 |
| Net Investment Earnings on the Collection Account | 165,789.36 |
| Investment Earnings for the Collection Period | 179,586.93 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,419,999,124.01 | 29,224 |
| | | |
| Pool Balance beginning of Collection Period | 1,035,115,391.42 | 25,041 |
| Principal Collections | 20,572,427.26 | |
| Principal Collections attributable to Full Pay-offs | 12,548,022.45 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 1,400,767.03 | |
| Pool Balance end of Collection Period | 1,000,594,174.68 | 24,583 |
| Pool Factor | 70.46% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 7.07% | 7.19% |
| Weighted Average Number of Remaining Payments | 58.10 | 48.60 |
| Weighted Average Seasoning (months) | 10.12 | 20.08 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 985,520,813.86 | 24,322 | 98.49% |
| 31-60 Days Delinquent | 9,676,772.96 | 177 | 0.97% |
| 61-90 Days Delinquent | 3,545,921.45 | 59 | 0.35% |
| 91-120 Days Delinquent | 1,850,666.41 | 25 | 0.18% |
| Total | 1,000,594,174.68 | 24,583 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **3.550%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.539% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | | Cumulative | |
|---|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | | Amount | Number of Receivables |
| Principal Gross Losses | 1,400,767.03 | 42 | | 19,878,337.97 | 415 |
| Principal Net Liquidation Proceeds | 434,274.68 | | | 7,942,558.90 | |
| Principal Recoveries | 559,451.38 | | | 3,907,739.20 | |
| Principal Net Loss / (Gain) | 407,040.97 | | | 8,028,039.87 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.480% |
| Prior Collection Period | 0.385 % |
| Second Prior Collection Period | 1.315 % |
| Third Prior Collection Period | 1.228 % |
| Four Month Average | 0.852% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.565% |
| **Average Net Loss / (Gain)** | 19,344.67 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.